

Mail Stop 3561

July 1, 2009

Mr. Sam Klepfish
Chief Executive Officer
Innovative Food Holdings, Inc.
3845 Beck Blvd.
Suite 805
Naples, Florida 34114

> **RE:** **Innovative Food Holdings, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed July 31, 2008**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008**
> **and September 30, 2008**
> **Filed July 31, 2008, August 14, 2008 and November 10, 2008**
> **File No. 0-9376**

Dear Mr. Klepfish:

We have reviewed your response letter dated June 22, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Item 7. Financial Statements, page 14

1.   We note your responses to comments one, 22 and 23 and in our letter dated March 6, 2009. Please tell us whether you concluded that previously issued financial statements for the year ended December 31, 2007 and interim periods of fiscal 2008 should no longer be relied upon because of accounting errors in such financial statements as addressed in SFAS 154. If you concluded that previously issued financial statements should no longer be relied, please file a current report under Item 4.02 of Form 8-K reporting non-reliance on the previously issued financial statements or tell us in detail why you believe you are not required to do

so. If you concluded that previously issued financial statements could still be relied upon despite accounting errors, tell us the rationale for your conclusion.

Item 8A. Controls and Procedures, page 35

2.   We considered your responses to comments 20 and 21 in our letter dated March 6, 2009. Please note that you are required to include management's report on internal control over financial reporting and provide certifications that conform exactly to the certification in Item 601(b)(31) of Regulation S-B. As such, please file an amendment that includes:

o   management's report on internal control over financial reporting; and

o   certifications that conform exactly to the certification in Item 601(b)(31) of Regulation S-B.

The amendment may be abbreviated and should consist of a cover page, explanatory note, the complete text of amended items, signature page and certifications.

In addition, since your filing was materially deficient, we do believe that management is able to conclude that your disclosure controls and procedures are effective at the end of the year. Please also revise the conclusion of your principal executive and financial officers' regarding the effectiveness of disclosure controls and procedures accordingly.

Further, please note that Items 307 and 308 of Regulation S-B and Regulation S-K require you to disclose definitively whether internal control over financial reporting and disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) are effective or ineffective. As such, the conclusions of management should not be qualified in any manner. Refer to Items 307 and 308 of Regulation S-B and Regulation S-K and SEC Release No. 33-8238, *Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports*.

Finally, please similarly revise all subsequent Form 10-Q and Form 10-K filings addressing the above paragraph and to file certifications as set forth in Item 601(b)(31) of Regulation S-K, paying particular attention to the introductory language in paragraph 4.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

      If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

          Sincerely,

          William Thompson
          Accounting Branch Chief